02041878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE, 20 02

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS

(Registrant)

Date 20 JUNE 2002 By Luke Thomas

(Signature)*

PROCESSED
JUL 17 2002
P THOMSON FINANCIAL

News Release

SPIRENT
Inspired innovation

804 – 19 June 2002

SPIRENT PLC AGREES TO ACQUIRE
ANRITSU'S REMOTE SPECIAL SERVICES TEST PRODUCT LINE

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announced today that it has agreed to acquire certain assets of the remote special services test product line of Anritsu Company US for a cash consideration of $26 million (approximately £17.4 million). Following completion of the acquisition, the remote special services test product line will be integrated into the Service Assurance division of Spirent's Communications group. The acquisition is expected to be immediately earnings enhancing for Spirent.

The Anritsu remote special services test product line includes systems to access, test and monitor the performance of networks for many of the world's leading telecommunications service providers. Products being acquired by Spirent include Anritsu's remote test probes and access units for HiCap (DS1 and DS3), Digital Data and voice frequency circuits, referred to as 'special services'. Anritsu's remote special services test systems currently monitor some two million circuits for some 20 service providers located in eight countries. For the year ended 31 March 2002, the product line being acquired generated unaudited revenues of $21.5 million (approximately £14.4 million).

Nicholas Brookes, Chief Executive of Spirent, commented:

"We are firmly focused on growing the Spirent Communications service assurance business. This acquisition further strengthens our award-winning broadband product portfolio and opens opportunities to expand our customer base. Three of the largest service providers in North America, Verizon, SBC and Qwest, have made significant commitments to Spirent's service assurance solutions. This acquisition will bring us additional installed base in these customers as well as BellSouth, Korea Telecom and other important customers on which we can build."

Jim Schleckser, President of the Spirent Communications Service Assurance - Broadband unit, commented:

"We already have a strong position in the special services remote testing market. Special services, or private lines, are currently the primary broadband access technology for business customers. We are committed to the market long term and dedicated to helping our customers build the bridge from legacy networks and operations support systems to next-generation technologies. We look forward to fully supporting Anritsu's remote broadband test business customers and their installed base."

The acquisition is subject to certain terms and conditions and is expected to complete next month. The cash consideration for the acquisition will be financed out of Spirent's existing cash resources.

- ends -

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 2QL, United Kingdom
Tel +44 (0)1293 767676 Fax +44 (0)1293 767677 www.spirent.com

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Jim Schleckser, President, Service Assurance – Broadband	Spirent Communications	+1 301 590 3600
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent plc

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

About Spirent Communications

Spirent Communications is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the profitable development and deployment of network equipment and services by emulating real-world conditions in the lab and assuring end-to-end performance of large-scale networks. Further information about Spirent Communications can be found at www.spirentcom.com

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; and risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.